September 19, 2008

Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Entercom Communications Corp.
Form 10-K for the fiscal year ended December 31, 2007
Filed February 22, 2008
Form 10-Q for the quarter ended June 30, 2008
Filed August 6, 2008
File No. 1-14461

Dear Mr. Spirgel:

This letter sets forth Entercom Communications Corp.’s responses to the staff’s comments in its letter of August 26, 2008.  For your convenience, each comment is set out immediately preceding the corresponding response.  Please note that where the context requires, the term “Company” means Entercom Communications Corp. and its consolidated subsidiaries.

Form 10-Q for the quarter ended June 30, 2008

Comment 1.         Note 3 Intangible assets and goodwill, page 14

Broadcasting licenses

1.             It is unclear to us why you refer to “reporting unit” in connection with the impairment test of your broadcasting licenses.  Further you disclosed that “in connection with the company’s annual review of its goodwill during the second quarter of 2008 …the company determined that the fair value of several of its markets broadcasting licenses was impaired under the second step of its goodwill analysis.”  It appears to us that you combined licenses and goodwill when you performed the impairment test.  For your guidance, the unit of accounting can only include indefinite-lived intangibles – these assets can’t be combined with goodwill or with a finite-lived asset.  In this regard, please provide us with the following information:

•              The unit of accounting used to perform the impairment test on the broadcasting licenses and how you determined the unit of accounting for impairment purposes under paragraph 17 of SFAS 142.

•              Describe in more detail how you performed the impairment test for your broadcasting licenses.

•              Describe in more detail how you performed the goodwill impairment test.

Response to Comment 1:

By way of preface, the Company notes that staff’s comments focus on three distinct areas: (i) Unit of Accounting for Intangible Assets Not Subject to Amortization vs. a Reporting Unit; (ii) Testing of Broadcast Licenses for Impairment; and (iii) Testing of Goodwill for Impairment.  In addition, the three bullet points at the end of the staff’s comment focus on, and delineate, the same three areas.  Accordingly the Company’s response will address these areas, in such order, as follows:

(i)            Unit of Accounting for Intangible Assets Not Subject to Amortization

The staff’s comments state: “It is unclear to us why you refer to ‘reporting unit’ in connection with the impairment test of your broadcasting licenses.”  As indicated in the following analysis, the Company determined that: (1) the Company’s broadcast licenses in a market are a unit of accounting; and (2) that the unit of accounting does not include goodwill or finite-lived intangible assets.

In accordance with paragraph 17 of SFAS 142, the Company performs annually, at a minimum, an impairment test for intangible assets not subject to amortization. For purposes of performing the impairment test, the Company has applied the guidance in EITF 02-07, as discussed below, and accordingly, the Company combines the various broadcasting licenses in a market into a unit of accounting.  This impairment test, conducted in the first quarter of each year, consists of a comparison of the fair value of the unit of accounting with its carrying amount on a market basis using a discounted cash model.  [The impairment test is explained in detail in section (ii) Impairment Testing of Broadcasting Licenses of this letter.]

In the staff’s August 26, 2008 comment letter, the staff asks “how you determined the unit of accounting for impairment purposes under paragraph 17 of SFAS 142.”  Paragraph 17 of SFAS 142 is interpreted by EITF Issue No. 02-07.  To this end, the Company based its determination on the indicators set forth in EITF 02-07 and considered in its evaluation: (1) that the broadcasting licenses [i.e., intangible assets] are used together [i.e., in a market] to enhance the Company’s overall license position;  (2) that the broadcasting licenses as a group represent the highest and best use of the assets; and (3) that the marketing and branding strategy of the Company provides evidence that the intangible assets are complementary, as that term is used in paragraph A16 of SFAS 141.  The Company considered how the markets and stations are managed, the manner in which the Company promotes and sells its advertising inventory, and the fact that the licenses, which are all operated under common facilities and common staff [i.e., in a market], are used together to enhance the results of operations and cash flows.

After considering the various factors in EITF 02-07, the Company determined the following items were most relevant in reaching its conclusion.

•              Cash flows are not specific by license as the licenses are used together and share common physical locations, administrative functions, resources and formats that can be reallocated among the various licenses in a market.  Additionally, licenses in a market are all managed by the same general and sales managers and share the same general and administrative functions and facilities.  Accordingly, the licenses [collectively] are a unit of accounting within a market.

•              The individual licenses were all acquired and operated to enhance the value of the primary asset of the Company’s overall license position in the market.

•              The sale of the licenses and other assets as a group represents the highest and best use of the assets as the Company believes it would yield a higher sales price as a group compared to selling the licenses and other assets of individual stations. The licenses are used together to enhance the cash flows of the market. Revenues are allocated by management based upon licensee inventory levels.  In fact, the sales of radio stations and licenses by public companies and nonpublic radio groups have predominantly been market level transactions [a cluster of radio stations in a market with common ownership] and not individual licenses of stations.

•              A sale of individual licenses in a market may result in lower fair value to the remaining licenses in that market and other assets and, therefore, the Company believes it is more likely it would sell or attempt to sell as a group [i.e., a cluster] of stations or licenses.

Accordingly, in accordance with the guidance in EITF 02-07, the Company has concluded that combining various broadcasting licenses in a market into a unit of accounting for impairment testing is appropriate.  The Company’s broadcasting licenses are the only items included in the unit of accounting.  The Company affirms that there are no goodwill or finite-lived intangible assets included in the unit of accounting.  In accordance with paragraph 17, footnote 12 of SFAS 142, the Company estimates the fair value of the unit of accounting [broadcasting licenses] using the guidance in paragraphs 23-25 [except the guidance specific to estimating the fair value of a reporting unit].  The Company’s impairment test for the broadcasting licenses consists of a comparison of the fair value of the unit of accounting with its carrying amount in accordance with paragraph 17 of SFAS 142.

Reporting Unit for Goodwill Impairment Tests:  By contrast to a unit of accounting, the Company notes that a reporting unit is an operating segment or one level below an operating segment [referred to as a component].  A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.(1)  The Company has determined that a radio market, is a reporting unit.  For the first step of the goodwill impairment test, the Company compares the fair value of each reporting unit [radio market] with its carrying amount, including goodwill.

(ii)           Impairment Testing of Broadcasting Licenses

With respect to broadcast licenses [considered to be a unit of accounting, pursuant to paragraph 17 of SFAS No. 142 and EITF 02-07], the Company tests broadcasting licenses on an annual basis or more frequently if events or circumstances change or circumstances indicate that the unit of accounting might be impaired.  The Company performs its annual impairment test of assets not subject to amortization [broadcasting licenses] in the first quarter of each year by comparison of the fair value of the intangible assets’ unit of accounting with its carrying amount.

The Company determines the fair value of the broadcasting licenses by considering multiple data points, including but not limited to industry analyst reports, valuation reports and management knowledge of the markets. The methodology used in determining the fair value relies primarily on an Income Approach, using discounted cash flows, assuming a start-up scenario in which the only assets held by an investor are the broadcasting licenses. On an overall basis, the assumptions used in the discounted cash flow models reflect average historical station performance, industry standards, and trends in the respective markets.  More specifically, the fair value assumptions incorporate variables that are based on past experiences and judgments about future performance using industry normalized information for average stations within a market.  These variables include, but are not limited to: (1) the forecast growth rate of each radio market, including population, household income, retail sales and other expenditures that would influence advertising expenditures; (2) market share and profit margin of average stations within a market; (3) estimated capital start-up costs and losses incurred during the early years; (4) risk-adjusted discount rate; (5) the likely media competition within the market area; and (6) terminal values.

In the first quarter of 2008, the Company completed the impairment test for intangible assets not subject to amortization [broadcasting licenses] and determined that the fair value of the broadcasting licenses was equal to or greater than the amount reflected in the balance sheet.

(1) Paragraph 30 of Financial Accounting Standards Board, Statement of Financial Accounting Standards, No. 142:  Goodwill and Other Intangible Assets, Norwalk, CT, June 2001.

Based upon the results of the impairment test for intangible assets not subject to amortization, the Company concluded that there was no impairment for the unit of accounting.

In the second quarter of 2008, the Company also reviewed the triggers or indicators under paragraph 8 of SFAS No. 144 as required by paragraph 17 of SFAS No. 142, for the recognition and measurement of an impairment loss for the assets not subject to amortization [broadcasting licenses]. As a result of this review, the Company determined that there were no triggering events or indicators in the second quarter of 2008 for the Company’s assets not subject to amortization.

(iii)         Impairment Testing of Goodwill

With respect to accounting for goodwill, the goodwill reported on the Company’s balance sheet is tested for impairment at the reporting unit level [defined as ‘radio market’ by the Company]. The Company performs its annual impairment test in the second quarter of each year.  The process the Company uses in its annual impairment testing of goodwill includes the following:

•      The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of the reporting unit [i.e., radio market] with its carrying amount, including goodwill.  If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. Thus the second step of the impairment test is unnecessary.  If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test would be performed to measure the amount of impairment, if any.(2)

•      The Company determines the fair value of each reporting unit using the Income Approach, discounted cash flow analysis and the Market Approach, comparable sales analysis.  Major assumptions in the Income Approach include, but are not limited to, projecting revenue, operating margins, capital expenditures, and working capital based on an analysis of historical performance, management estimates, and market data on the broadcasting industry and related competition.  The discount rate is based upon the Weighted Average Cost of Capital model for the broadcasting market and long-term growth is estimated based upon market conditions and the anticipated performance of each radio market [reporting unit].  Accordingly, a market-derived terminal growth for the reporting unit is capitalized.  The Company uses the Market Approach, comparable sales

(2) The Company performs the first step of the goodwill impairment test in accordance with paragraphs 18 and 19 of Financial Accounting Standards Board, Statement of Financial Accounting Standards, No. 142:  Goodwill and Other Intangible Assets, Norwalk, CT, June 2001.

data, to corroborate the reasonableness of the fair value estimated by the Income Approach.

•      The second step of the goodwill impairment test, used to measure the amount of the impairment loss (if any), compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.  If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess, except that the loss recognized cannot exceed the carrying amount of the goodwill.(3)

•      The implied fair value of goodwill is determined by the Company in the same manner as the amount of goodwill recognized in a business combination is determined.  That is, the Company allocates the fair value of its reporting unit [i.e., radio market] [including any unrecognized intangible assts] as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.  The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.(4)

During the second quarter of 2008, the Company performed step one of its annual goodwill impairment test by comparing the fair value of each reporting unit with its carrying amount including goodwill.  As a result, the Company determined that the carrying amount of four reporting units exceeded their individual fair values.  The four reporting units were the Denver, Greenville, Memphis and Indianapolis radio markets.

As a result of the step one test described above, the Company undertook the second step of the goodwill impairment test with respect to the four reporting units in question (i.e., Denver, Greenville, Memphis and Indianapolis).

The staff commented that “It appears to us that you combined licenses and goodwill when you performed the impairment test”.  The Company asserts that this is not the case.  The Company performed its annual impairment test for broadcasting licenses during the first quarter of 2008 consistent with paragraph 17 of SFAS No. 142 [as noted above under the caption “Impairment Testing of Broadcasting Licenses”] and found no impairment to its broadcasting licenses.  The impairment test for the broadcasting licenses consists of a comparison of the fair value of the unit of accounting with its carrying amount in accordance with paragraph 17 of SFAS 142.

(3) The Company performs the second step of the goodwill impairment test in accordance with paragraph 20 of Financial Accounting Standards Board, Statement of Financial Accounting Standards, No. 142:  Goodwill and Other Intangible Assets, Norwalk, CT, June 2001, Ibid.

(4) Ibid., paragraph 21.

During the second quarter of 2008, the Company performed step one of its annual goodwill impairment test, and found that the carrying values, including goodwill, of four reporting units exceeded the individual fair value of each reporting unit.  In contrast to testing for the impairment of intangible assets not subject to amortization, the first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill.  The Company determined that the fair value of four reporting units, (i.e., Denver, Memphis, Indianapolis, and Greenville) may be impaired.  Accordingly, the Company then prepared the second step of the goodwill impairment test [in accordance with paragraph 19 of SFAS 142] by allocating the fair value of each reporting unit [i.e., radio market] [including any unrecognized intangible assts] as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit.(5)

The Company followed the process described in paragraphs 36-46 of SFAS No. 141: Business Combinations [commonly referred to as the purchase price allocation] to perform the second step of the goodwill impairment test.  Accordingly, the Company estimated the value of the reporting unit’s assets and liabilities consistent with how the Company prepares a purchase price allocation.

During this analysis, the Company estimated the fair value of its broadcasting licenses for allocation and found that the carrying value of the broadcasting licenses in these four markets exceeded their fair values.  The Company concluded that these assets (i.e., the broadcasting licenses) were impaired and wrote them down to their estimated fair value. In accordance with paragraph 29 of SFAS 142, the Company recognized the impairment loss for the broadcasting licenses prior to concluding the goodwill impairment test for each reporting unit in question. Contributing factors to the impairment were a decline in the available advertising dollars in these four markets and its effect on the Company’s operations, coupled with changes in the anticipated growth of the broadcasting industry and its impact on prices paid for radio stations.

Conclusion

The Company performed step one of its annual impairment test of goodwill during the second quarter of 2008 and determined that impairment may be implied in four markets [Denver, Memphis, Indianapolis and Greenville].  As a result, the Company performed the second step of its goodwill impairment analysis for these four markets, and in estimating the fair value allocation of the broadcasting licenses in these markets found that their carrying value exceeded their fair value.  In accordance with paragraph 29 of SFAS 142, the Company recognized an impairment loss for the broadcasting licenses in these markets prior to goodwill being tested for impairment in each market.  The Company recorded: (i) an FCC license impairment charge of

(5) Note that: “the relevant guidance in paragraphs 35-38 of Statement 141 shall be used in determining how to allocate the fair value of a reporting unit to the assets and liabilities of that unit.”, Ibid. paragraph 21.

$117.0 million in an aggregate amount for four of its markets; and (ii) a goodwill impairment charge of $67.6 million in an aggregate amount for two of those four markets tested.

The Company proffers that the reference to reporting unit rather than unit of accounting in the context of testing its broadcasting licenses for impairment is not material as the Company was correct in its execution of the process, but incorrect in one of its references in a description of the process employed.  As suggested by the Staff in its comment letter, the Company will address this comment in future filings and will clearly reference unit of accounting rather than reporting unit when describing the process of testing broadcast licenses for impairment.

Comment 2.          Note 4 Acquisitions and unaudited pro forma summary, page 16

2.             Please refer to the exchange of radio stations with Bonneville in March 2008.  Based on your disclosures it appears that you accounted for this transaction as a business combination as required by the last sentence of paragraph 10 of SFAS 141; however, it is unclear why your disclosure states that “the fair value of the assets acquired in exchange for the assets disposed was recorded for under SFAS 153, “Exchange of Non-monetary assets – an amendment of APB 29”.  Please advise.

Response to Comment 2:

As reported in the Company’s Form 10Q for the quarter ended June 30, 2008, on March 14, 2008, the Company completed an exchange transaction with Bonneville International Corporation (“Bonneville”) to exchange four of the Company’s radio stations in Cincinnati, Ohio, and three radio stations in Seattle, Washington, for Bonneville’s three radio stations in San Francisco, California, and $1.0 million in cash.  No cash was paid by the Company to complete this transaction.

The staff is correct that the Company “accounted for” this transaction as a business combination as required by the last sentence of paragraph 10 of SFAS No. 141 (i.e., that “An exchange of a business for a business also is a business combination.”).  In addition, the Company followed the guidance in paragraph 35 of SFAS No. 141 which states, “Following the process described in paragraphs 36-46 (commonly referred to as the purchase price allocation), an acquiring entity shall allocate the cost of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at date of acquisition.  Prior to that allocation, the acquiring entity shall (a) review the purchase consideration if other than cash to ensure that it has been valued in accordance with the requirements in paragraphs 20 to 23 and (b) identify all of the assets acquired and liabilities assumed, including intangible assets that meet the recognition criteria in paragraph 39, regardless of whether they had been recorded in the financial statements of the acquired entity.” The Company also reviewed the guidance in SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 to determine whether this pronouncement applied to the exchange of nonmonetary assets in the Company’s transaction.

The Company notes that paragraph 2.b of SFAS No. 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29, states that “This Opinion does not apply to the following transactions: a. A business combination accounted for by an enterprise according to the provisions of FASB Statement No. 141, Business Combinations.” In making the statement “the fair value of the assets acquired in exchange for the assets disposed were accounted for under SFAS No. 153,” the Company considered the guidance in SFAS No. 153 and acknowledges that the guidance in SFAS No. 153 specifically exempts a business combination.

The Company proffers that the reference to SFAS No. 153 instead of SFAS No. 141 is not material for the following reasons: (i) the Company did in fact account for the exchange transaction under SFAS No. 141; and (ii) the Company did state in the Company’s Form 10K that the Company accounts for business combinations under the provisions of SFAS No. 141.  As suggested by the Staff in its comment letter, the Company will address this comment in future filings and will (a) clearly articulate that the transaction in question (and future applicable transactions prior to the adoption of SFAS No. 141R) was accounted for as a business combination under SFAS No. 141; and (b) exclude any reference to SFAS No. 153, “Exchanges of Non-monetary Assets - an Amendment of APB Opinion No. 29.

Very truly yours,

/s/ Stephen F. Fisher

Stephen F. Fisher
Executive VP – Operations and
Chief Financial Officer

Cc:	Eugene D. Levin, Chief Accounting Officer
John C. Donlevie, Executive Vice President and General Counsel